EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-179316) of Post Holdings, Inc. of our report dated June 26, 2024, with respect to the statement of net assets available for benefits of Post Holdings, Inc. Savings Investment Plan as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes, and the supplementary information of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, which report appears in the December 31, 2023 annual report on Form 11-K of the Post Holdings, Inc. Savings Investment Plan.

/s/ Rubin Brown, LLP
St. Louis, Missouri
June 26, 2024